Exhibit 6

[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

Azurite Management, LLC

25101 Chagrin Blvd. Suite 330

Cleveland, OH 44122

216-292-0200

May 7, 2024

Invacare Holdings Corporation

Worldwide Headquarters,

1 Invacare Way

Elyria, Ohio 44305

United States

Invacare Directors:

Marec Edgar

Abraham Han

Samuel Brill

Jame Donath

J. Carney Hawks

Geoffrey Purtill

Dear Invacare Directors:

Azurite Management, LLC (“Azurite”) appreciates the valuable time the Board of Directors and the management team have invested in Invacare Holdings Corporation (the “Company” or “Invacare”) over the past several months and towards sustaining the business.

Over the long term with significant new equity investment, we maintain a positive outlook for the company and the Company’s future prospects. This is based on our familiarity with the Invacare North American operations, our extensive experience in the industry and our successful track record of consistently creating value over time with troubled businesses.

Azurite maintains an appreciation for the Company’s brand, customer base and impressive design and distribution capabilities. We share Geoffrey’s and the broader management team’s strategic vision for North America and believe there are multiple avenues, organically and inorganically, to further strengthen and expand the business.

Given Azurite’s familiarity with the Invacare North American business and our unique capabilities, we believe we are uniquely qualified to serve as the preferred partner to Invacare North America in its next chapter of growth.

As such, Azurite is pleased to present you with this non-binding indication of interest, which describes the general terms and conditions of our proposal.

Azurite Management LLC	25101 Chagrin Blvd. Suite 330	Cleveland, OH 44122

Preliminary Valuation

Based on the information reviewed to date, Azurite is prepared to acquire 100% of the stock of certain North American subsidiaries of Invacare, as set forth in more detail in Appendix A (collectively, the “Entities”) for a purchase price of [***] plus the assumption of certain supplier trade payables, not to exceed [***]. [***]. This preliminary valuation assumes the transaction would be structured on a cash-free and debt-free basis and would include, or adjust for, a mutually agreed upon level of net working capital. [***]. Azurite will provide an equity line of credit for incremental needs of the North American operations. This preliminary valuation is subject to our satisfactory completion of strategic, financial, operational, quality, regulatory, and legal due diligence of the Company.

Transaction Structure and Consideration

It is anticipated that Azurite would form a wholly owned acquisition entity, equipped with the necessary capital to finance the purchase of the stock of the Company. We are also open to discussing alternative acquisition structures with the Company.

Azurite and its strategic partners would pay the purchase price in cash, subject to a commercially reasonable escrow holdback amount.

For the avoidance of doubt and while we will seek the optimal capital structure for the purpose of this transaction, Azurite’s ability to transact does not depend on any third-party debt financing and, our final offer will not be subject to any financing condition, but will be fully backed by equity capital.

Due Diligence

Azurite has a deep understanding of Invacare and has performed considerable diligence to date but needs to update our understanding of post-restructuring events and status. Azurite and its partners will quickly and efficiently continue to perform significant substantial strategic, financial, operational, and legal due diligence.

Accordingly, Azurite and its partners have compiled an initial document request list that includes financial and non-financial requests and, in particular, detailed reconciliations of budget to actual activity for the quarter ended March 31, 2024, and the latest set of financial projections. Our internal and external due diligence professionals (accounting, tax, benefits, quality, regulatory, legal, environmental, information technology, and insurance) are prepared to move forward promptly to continue our work, with a target of completing due diligence within 30 to 60 days subjected to timely receipt of requested diligence information.

External Advisors

Azurite intends to engage third-party professionals such as attorneys, accountants and insurance and benefits professionals to assist us in our evaluation of the risks and opportunities.

Azurite Management LLC	25101 Chagrin Blvd. Suite 330	Cleveland, OH 44122

Process and Timing

In order to expedite the process, Azurite and its investment partner requests the opportunity to coordinate site visits at the Company’s Toronto and Mexico facilities, followed by visits to other facilities as required. In connection with such visits, Azurite is requesting reasonable information on the facilities prior to any such facility visit. We also request the opportunity to meet with the Company’s senior management in the near future and then, shortly thereafter (as outlined below), we would anticipate submitting a binding letter of intent describing in more detail our proposed purchase price and any other specific terms and conditions for a proposed transaction.

Azurite prides itself on its ability to dedicate significant internal and external resources to quickly and efficiently complete its due diligence investigation, and to provide the Company with a clear and certain path to closing the transaction at the agreed upon purchase price. Assuming that the Company and its representatives provide timely responses to our diligence requests (including any supplemental diligence requests) and reasonable access to management and the facilities, we would anticipate completing our confirmatory due diligence investigation within 30 days from when we initiate the process (subject to timely receipt of requested diligence information), executing a binding letter of intent between Azurite and the Company and signing a definitive purchase agreement within 45 days (or within 15 days from substantial completion of our diligence), and closing the transaction within a total of 60 days, subject only to any required regulatory or legal approvals or consents.

Azurite does not require any external approvals or consents to invest its equity capital and would obtain all internal investment committee approvals prior to a letter of intent being executed.

Non-Binding

This indication of interest is a non-binding proposal that sets forth the general terms and conditions of a potential transaction with the Company and is not legally binding in any way on any party, except for the confidentiality obligations set forth immediately below. A binding agreement with respect to the proposed transaction will result only upon the negotiation and execution by the parties of one or more separate definitive agreements.

About Azurite Management LLC

Azurite Management is a private investment firm focused on investing primarily in U.S. companies. Azurite seeks to invest in deeply undervalued companies that are hard to replicate with attractive cash flow potential, and actively engage with management teams and boards of directors to identify and execute on opportunities to unlock value for the benefit of all stakeholders.

Azurite Management LLC	25101 Chagrin Blvd. Suite 330	Cleveland, OH 44122

Summary

We are excited about this investment opportunity and appreciate having the opportunity to review the Company’s information and to have our offer considered for a potential transaction. If you have any questions or comments, please contact me by telephone at [REDACTED] or by email at [REDACTED].

Very Truly Yours,

Azurite Management LLC

Steve Rosen

Azurite Management LLC	25101 Chagrin Blvd. Suite 330	Cleveland, OH 44122